Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

February 22, 2005

3.

News Release

February 22, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. (“TTA”) excited to announce the completion of the first version of its automated trading platform known as TOPS (Titan’s Order Processing System) which will greatly assist traders with their trading activities.

TTA is also pleased to announce the creation of its first limited partnership, Titan Trading Limited Partnership 1 (“TTLP1”). The general partner is Titan Trading GP Inc., a wholly owned subsidiary of TTA. The limited partners must be accredited investors. TTLP1 will offer 100 units at US $10,000 per unit.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) is very excited to announce the completion of the first version of its automated trading platform known as TOPS (Titan’s Order Processing System) which will greatly assist traders with their trading activities. This trading platform has been used by our Director of U.S. Trading Operations, Philip Carrozza, at our office in West Palm Beach, Florida. On December 15, 2004, TTA began trading its own account of US $75,000 through Carlin Financial, and over the past 60 days the account has appreciated to $89,087, a gain of 19% over the period, or 116% annualized.

TTA is also pleased to announce the creation of its first limited partnership, Titan Trading Limited Partnership 1 (“TTLP1”). The general partner is Titan Trading GP Inc., a wholly owned subsidiary of TTA. The limited partners must be accredited investors. TTLP1 will offer 100 units at US $10,000 per unit. TTLP1 will trade the funds using our TOPS software and N1Expert System (a system designed to profit from large multi-day moves on the broad S&P 500 stock market index) for a period of approximately two years. The profits will initially be divided on the basis of 80% to the limited partners and 20% to the general partner of TTLP1. If and when 100% return to the limited partners has been achieved, the profits will thenceforth be disbursed on a 50/50 basis. There will be an annual administrative fee paid to TTA equal to 2% of the net asset value of TTLP1.

The executive team at Titan looks forward to establishing revenue streams and products based on newly developed trading software technologies.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-430-7072

9.

Date of Report

February 22, 2005